Mail Stop 4561

February 4, 2009

Mr. Scott Krenz
Chief Financial Officer
Heidrick & Struggles International, Inc.
233 South Wacker Drive
Suite 4200
Chicago, IL 60606-6303

> **Re: Heidrick & Struggles International, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed February 28, 2008**
> **Form 10-Q for the period ended September 30, 2008**
> **Filed November 4, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 21, 2008**
> **File No. 0-25837**

Dear Mr. Krenz:

　　We have reviewed your response letter dated January 16, 2008, and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

General, page 24

1.   We note your response to prior comment three. Please provide to us what specific information is reviewed by management to ensure that such transactions are consummated on terms equivalent to those that prevail in arm's-length transactions. Such information should include, but not be limited to, amounts paid for services by related parties compared to amounts that would be paid to unrelated parties for similar services or amounts available by other providers in the marketplace. In contrast, you may also consider eliminating such representations when discussing similar related party transactions in future filings.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 10

2.   We note your responses to comments 9 and 10 in our letter dated December 22, 2008 that because the structure of the FSOB and DB plans as applied to your named executive officers are similar to your regular consultants, you cannot provide full disclosure of the bonus plans as it would cause you competitive harm. Please refer to Instruction 4 to Item 402(b) and Question 118.04 of the Compliance and Disclosure Interpretations for Regulation S-K and revise to provide a detailed analysis explaining your basis for not disclosing the specifics of the two plans.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

Scott Krenz
Heidrick & Struggles International, Inc.
February 4, 2009
Page 3

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at 202.551.3391 or Duc Dang, Attorney-Advisor, at 202.551.3386 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief